Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, January 29 2016

CHAIRMAN’S QUARTERLY REVIEW DECEMBER 2015

Highlights

•       More than 545,000 unique REC*IT app launches to date.

•       Number of US colleges covered by REC*IT passes 1,125, continuing the impressive growth in our college footprint and expanding our dominant position.

•       Formation of a new “Strategic Partnerships and M&A” board

sub-committee.

•       In principle underwriting commitments totalling A$3m from major shareholders for a larger entitlement issue.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

The December quarter saw our flagship app, REC*IT 2.0, surpass our target of 500,000 first app launches and reach more than 545,000 to date. As announced in the September 2015 Chairman’s Quarterly Review, we have made a strategic decision to re-focus all resources on our core student division assets, preserve cash flow, and exit the other business categories. This has now largely been completed and the Company has made significant cost savings and exited non-core student activities.

Now that the rationalisation is largely complete, the Company is progressing a partially underwritten entitlement issue of convertible notes to secure the necessary funding for the next stage of development. The final details and documentation for the entitlement issue will be made available to shareholders in the coming weeks. Further information also follows later in this Quarterly Review.

We have released a new presentation that outlines the progress and future of our student platform and you can download this from the ASX or MOKO’s websites. I urge you to review this presentation to fully understand our value proposition and path forward for 2016.

FORMATION OF “STRATEGIC PARTNERSHIPS and M&A BOARD SUB-COMMITTEE”

Since the soft launch of REC*IT 1.0 in September 2014, the company has been focused on proving that it can effectively access the elusive yet highly sought after US college student market. The company is confident that this milestone has been achieved as evidenced by the 500,000+ downloads and industry leading engagement metrics.

The company’s focus will now turn to the recreational (Rec) departments within colleges, with product development aimed at making REC*IT an indispensable part of their day-to-day activities. The company has identified a number of new product features that it is believed can realistically achieve this. The aim is for REC*IT to be mandated by these Rec departments, resulting in 100% market penetration and firmly embedding it in the college system.

In light of this, the company is investigating whether it is now appropriate to consider a transaction with a third party to expedite the product development and expand the roll-out to Rec departments. Whilst these programs are within the company’s financial and technical capability, a third party may enable them to be fast-tracked and further product development could be enhanced or extended. As a result, the board has formed a sub-committee (Strategic Partnerships and M&A Board Sub-Committee) to take responsibility for investigating the company’s strategic options.

We believe that there are several much larger parties that are well funded and resourced, and also deeply involved in the collegiate space, yet are missing a platform to directly engage the students on a mobile platform and at a scale like MOKO’s REC*IT and the supporting Apps. The new Board sub-committee’s mandate will be to explore these avenues.

We will keep shareholders and the market informed of all significant decisions resulting from the activities of the Strategic Partnerships and M&A Board Sub-Committee.

IM LEAGUES/REC*IT COLLEGE COVERAGE

Since the signing of the exclusive agreement with IM Leagues in September 2013, the number of US colleges covered by IML/REC*IT has increased from 600 to over 1,125 today. The introduction of REC*IT has played a significant part in this growth and we believe that the app enhancements planned for the next 12 months will continue this trend and further entrench us as the dominant player in the US college Rec system.

REC*IT APP PROGRESS UPDATE

The growth of REC*IT during the past semester has been extremely encouraging and clearly demonstrates the latent demand within the colleges for this useful product – both as a tool for the student and for the Rec departments and their staff.

Our product development team has been working behind the scenes to build on this success and to create an even better app; one that we believe will ultimately lead to REC*IT becoming mandated as the principal tool for all intramural, recreational leagues, club sports and fitness activities on campus. The following list is an outline of our development during the last quarter, and the roadmap for the next quarter that also sets up the next round of upgrades and new features:

•	Released the first of a series of new admin features within REC*IT to build functionality specifically targeted to the Rec Directors and University administrators to help accelerate the adoption of REC*IT on campus. The features geared towards streamlining the management of live games for administrators through Rec*IT have been prioritized.

•	Released an update that streamlined the registration process for our top tier universities with our new “magic button” feature that helps in making the app compliant with the universities’ SSO (Single Sign On) IT policies.

•	The next phase on the roadmap for RE*IT consists of a series of new admin functionalities to support mobile payments with the REC*IT app. These new features will eventually serve as the foundation of a new, tiered (free and paid) subscription model.

The Company is also in advanced planning with national US advertisers for integrated sponsorships within REC*IT to be implemented over the next 9 months.

REC*IT FITNESS

The REC*IT FITNESS App was soft-launched during the last two weeks of the fall semester prior to finals/end of the semester. We are currently using this initial campaign with 13 universities through the end of March, to get a real world understanding of the needs of the staff and students and then develop the app accordingly.

This soft-launch campaign comprises of a mix of large, mid-tier and small universities. The goal of this initial campaign is to build an audience while gathering feedback and suggestions for new features from university administration and students.

Upon completion of the soft-launch campaign, MOKO will begin marketing the app across a further 100 Universities this coming spring semester, and begin scaling the user base.

BIGTEAMS POWERED BY REC*IT

The first iteration of the “BigTeams Powered by REC*IT” app went live in mid-December right near the end of the fall school semester. We are now in the middle of a soft-launch of the app across 50 of the top Big Teams high schools with a promotional campaign that will run through the end of March.

The next iteration of the app will be launched in the April-June quarter, following a major upgrade of the back-end platform by the BigTeams technical team.  Advertisements are already appearing in the app, and upon completion of the soft-launch, we will begin pitching brands directly for the April quarter with the goal of establishing key advertising partners for the Fall 2016 High School Football Season.

SPEAKIESY

During the fall semester we conducted a trial of the Speakiesy app and ended the quarter with more than 16,500 downloads. This trial demonstrates the potential to engage the students with a tailored and secure community app and we believe there is a significant opportunity to integrate this social tool within both REC*IT Fitness and the high school version of REC*IT, serving as a unique closed-network community tool.

RATIONALISATION OF NON-CORE BUSINESS CATEGORIES

The Company announced on November 25, 2015 that its political commentary platform, Blue Nation Review, was be sold to True Blue Media, LLC. This transaction has now completed, the final terms were amended to the Company being granted a 10% equity stake in True Blue Media in return for a lower cash contribution to cover existing liabilities.

The Company has also acquired most of the minority interests in its subsidiary Tagroom Pty Ltd for a nominal amount, in order to effect an orderly rationalisation of this business. A 94.2% interest is now held in this entity and at this stage, the Company’s product development plans do not include Tagroom.

CAPITAL RAISE

As noted earlier, the Company is progressing a partly underwritten entitlement issue of convertible notes. The Company has in principle underwriting commitments totalling A$3 million so far and is working on finalising the documentation for the offer. The underwriting is being led by major existing shareholders. This commitment demonstrates the major shareholders’ belief in the value of the MOKO student assets, the REC*IT platform, Big Teams and the associated apps. The entitlement issue will be made available to all eligible shareholders.

Greg McCann

Chairman

For more information contact:

Emma Waldon, MOKO Company Secretary

emma.waldon@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading US college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the US grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,125 US colleges, representing approximately 50% of the US college population, and to over 4,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.